SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _)*

Collective Mining Ltd.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

19425C

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19425C

1		Names of Reporting Person AGNICO EAGLE MINES LIMITED
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(See instructions)		(b) ☐
3		SEC Use Only
4		Citizenship or place of organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole voting power 7,976,235(1)
	6	Shared voting power 0
	7	Sole dispositive power 7,976,235(1)
	8	Shared dispositive power 0
9		Aggregate amount beneficially owned by the reporting person 7,976,235(1)
10		Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11		Percent of class represented by amount in Row (9) 9.99% (2)
12		Type of reporting person (See instructions) CO

(1) Includes common shares issuable upon the exercise of certain warrants to purchase 2,250,000 common shares that are held by the Reporting Person. See Item 4(a) below.

(2) See Item 4(b) below.

Item 1(a).	Name of Issuer:

Collective Mining Ltd. (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

82 Richmond Street East, 4th Floor, Toronto, Ontario, Canada, M5C 1P1

Item 2(a).	Name of Persons Filing:

Agnico Eagle Mines Limited (the “Reporting Person”)

Item 2(b).	Address or principal business office or, if none, residence:

145 King Street East, Suite 400, Toronto, Ontario, Canada, M5C 2Y7

Item 2(c).	Citizenship:

See Row 4 of the cover pages for the citizenship or place of organization of the Reporting Person

Item 2(d)	Title of class of securities:

Common shares without par value

Item 2(e).	CUSIP No.:

The CUSIP number of the common shares is 19425C

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information set forth in Rows 5 through 11 on the cover page is hereby incorporated by reference into this Item 4 as set forth below.

(a)            Amount beneficially owned: 7,976,235 as of October 31, 2024

On July 19, 2024, the Issuer registered its common shares under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, pursuant to a registration statement on Form 40-F filed by Issuer on July 10, 2024. As of such date, the Reporting Person beneficially owned 4,500,000 common shares of the Issuer and currently exercisable warrants to purchase 2,250,000 common shares of the Issuer. On October 31, 2024, the Reporting Person acquired an additional 1,226,235 common shares of the Issuer. As a result, the Reporting Person currently beneficially owns an aggregate of 7,976,235 common shares of the Issuer.

(b)            Percent of class: 9.99% as of October 31, 2024

The percentage of class is calculated based on 79,842,208 common shares deemed issued and outstanding as of October 31, 2024 (including 2,250,000 common shares issuable upon the exercise of certain warrants that are held by the Reporting Person), being the sum of (i) 68,315,973 common shares issued and outstanding as of October 28, 2024, as disclosed by the Issuer in its prospectus supplement, dated October 28, 2024, attached as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished by Issuer on October 30, 2024, (ii) 9,276,235 common shares issued by the Issuer on October 31, 2024, as disclosed by the Issuer in its material change report, dated October 31, 2024, attached as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished by Issuer on November 1, 2024, and (iii) 2,250,000 common shares issuable upon the exercise of certain warrants that are held by the Reporting Person

(c)            Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote: 7,976,235

(ii)            Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of: 7,976,235

(iv)           Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

AGNICO EAGLE MINES LIMITED

By:	/s/ Chris Vollmershausen
	Name:	Chris Vollmershausen
	Title:	Executive Vice-President, Legal, General Counsel & Corporate Secretary